UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

GSC ACQUISITION COMPANY
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

40053G106
(CUSIP Number)

DECEMBER 14, 2007
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40053G106	SCHEDULE 13G	Page	2	of	11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco LLC 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,383,800
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,383,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,383,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON OO,BD

CUSIP No.	40053G106	SCHEDULE 13G	Page	3	of	11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 215,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 215,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No.	40053G106	SCHEDULE 13G	Page	4	of	11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,598,800
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,598,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,598,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No.	40053G106	SCHEDULE 13G	Page	5	of	11

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,598,800
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,598,800

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,598,800
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	40053G106	SCHEDULE 13G	Page	6	of	11

Item 1.
	(a)	Name of Issuer:

GSC Acquisition Company, a Delaware corporation (the "Company").

	(b)	Address of Issuer’s Principal Executive Offices:

500 Campus Drive, Suite 220 Florham Park, New Jersey 07932

Item 2.	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

Millenco LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Millennium Partners, L.P. c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Cayman Islands

Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: Delaware

Israel A. Englander c/o Millennium Management LLC 666 Fifth Avenue New York, New York 10103 Citizenship: United States

	(d)	Title of Class of Securities:

common stock, par value $0.001 per share ("Common Stock")

	(e)	CUSIP Number:

40053G106

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☑	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No.	40053G106	SCHEDULE 13G	Page	7	of	11

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

   As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the following:

(i)    Millenco LLC, a Delaware limited liability company ("Millenco") (formerly known as Millenco, L.P.), may be deemed to be the beneficial owner of 214,500 shares of Common Stock owned by which shares are a constituent part of the Company’s units ("Units") of which Millenco holds 214,500. Each Unit consists of one share of Common Stock and one warrant ("Warrant"). Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $7.50. Each Warrant will become exercisable on the later of the Company’s completion of a business combination or 13 months from June 29, 2007, the closing date of the Company’s initial public offering. The Warrants will expire four years from the date of the Company’s final prospectus, dated June 25, 2007, or earlier upon redemption. In addition to the 214,500 Warrants held by Millenco as a constituent part of the Units, Millenco holds an additional 1,058,255 Warrants which are also not currently exercisable. As of the date of this filing, the Company has not announced the completion of a business combination and therefore, the Warrants are not currently exercisable;

(ii)   1,169,300 shares of Common Stock; and

(iii)   Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") may be deemed to be the beneficial owner of 215,000 shares of Common Stock.

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the manager of Millenco and the managing partner of Millennium Partners, and consequently may be deemed to have shared voting control and investment discretion over securities owned by Millenco and Millennium Partners. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco or Millennium Partners.

   Note: Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no investment or voting control over Millenco or its securities positions.

(b) Percent of Class:

   Millennium Management and Mr. Englander may be deemed to beneficially own 6.3% of the Company’s Common Stock (see Item 4(a) above), which percentage was calculated based on 25,200,000 shares of Common Stock outstanding as of November 13, 2007, as reported by the Company on its Form 10-Q, dated November 14, 2007.

 (c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

   -0-

CUSIP No.	40053G106	SCHEDULE 13G	Page	8	of	11

(ii) Shared power to vote or to direct the vote

   1,598,800

 (iii) Sole power to dispose or to direct the disposition of

   -0-

(iv) Shared power to dispose or to direct the disposition of

   1,598,800

Item 5. Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    See Exhibit I.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

   By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	40053G106	SCHEDULE 13G	Page	9	of	11

Exhibits:

Exhibit I:  Joint Filing Agreement, dated as of December 21, 2007, by and among Millenco LLC, Millennium Partners, L.P., Millennium Management LLC and Israel A. Englander.

CUSIP No.	40053G106	SCHEDULE 13G	Page	10	of	11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 21,2007

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC its managing partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.	40053G106	SCHEDULE 13G	Page	11	of	11

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.001 per share of GSC Acquisition Company, a Delaware corporation, will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 21, 2007

MILLENCO LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Executive Officer
MILLENNIUM PARTNERS, L.P. By: Millennium Management LLC its managing partner
By: /s/ David Nolan
Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC
By: /s/ David Nolan
Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander